SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER 212-455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

January 22, 2010

VIA EDGAR

Re:	Graham Packaging Company Inc. Registration Statement on Form S-1 File No.: 333-163956

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long and Mr. King:

On behalf of Graham Packaging Company Inc. (the “Company”), we hereby submit Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No.: 333-163956) originally filed on December 23, 2009. The Company is filing Amendment No. 2 solely for the purpose of filing exhibits.

Please feel free to call me (212-455-2812) if you wish to discuss any of the exhibits filed herewith.

Very truly yours,

/s/ Richard A. Fenyes
Richard A. Fenyes